Exhibit 5.1

OFFICES Wells Fargo Capitol Center 150 Fayetteville Street, Suite 2300 Raleigh, North Carolina 27601	February 9, 2012	MAILING ADDRESS P.O. Box 2611 Raleigh, North Carolina 27602-2611

TELEPHONE: (919) 821-1220 FACSIMILE: (919) 821-6800

Xerium Technologies, Inc.

8537 Six Forks Road, Suite 300

Raleigh, North Carolina 27615

Re:	Xerium Technologies, Inc. Registration Statement on Form S-8

Ladies and Gentlemen:

We have acted as counsel for Xerium Technologies, Inc., a Delaware corporation (the “Company”), in connection with the registration on Form S-8 (the “Registration Statement”) under the Securities Act of 1933, as amended (the “Act”), of (i) an additional 450,000 shares (the “Additional Shares”) of the Company’s common stock, $0.001 par value per share, that are reserved for issuance pursuant to Amendment No. 1, which was approved by the Company’s stockholders at the Annual Meeting of Stockholders held on June 17, 2011 (the “Annual Meeting”), to the Company’s 2010 Equity Incentive Plan, (as amended, the “Plan”), which was adopted by the Company on May 25, 2010, pursuant to the Company’s amended joint prepackaged plan of reorganization (the “Plan of Reorganization”) under chapter 11 of the U.S. Bankruptcy Code, and (ii) the associated rights to purchase Series A Junior Participating Preferred Stock (the “Rights”) issuable pursuant to the Rights Agreement, dated as of May 25, 2010, between the Company and Wells Fargo Bank, N.A., as successor Rights Agent (the “Rights Agreement”). This opinion letter is being furnished in accordance with the requirements of Item 8 of Form S-8 and Item 601(b)(5)(i) of Regulation S-K.

We have examined the Second Amended and Restated Certificate of Incorporation of the Company, the Amended and Restated By-Laws of the Company, the minutes of the Board of Directors of the Company related to the approval of Amendment No. 1 to the Plan, the Company’s 2011 Proxy Statement regarding the proposal of Amendment No. 1 for shareholder approval, the Certificate of the Inspector of Elections from the Annual Meeting, the Plan of Reorganization, the bankruptcy court’s order confirming the Plan of Reorganization, the minutes of the Company’s Board of Directors evidencing approval of the Plan of Reorganization, and such other documents, records, and matters of law and fact as we, in our professional judgment, have deemed necessary for purposes of this opinion. In our examination, we have assumed the genuineness of all signatures, the authenticity of all documents submitted to us as originals, the conforming to originals of all documents submitted to us as certified copies or photocopies, and the authenticity of originals of such latter documents. As to certain factual matters, and without investigation or analysis of any underlying data contained therein, we have also relied upon oral or written statements of officers and other representatives of the Company, whom we believe to be responsible, in rendering the opinion set forth below.

Based on the foregoing and the further qualifications and limitations set forth below, it is our opinion that:

(1) The Additional Shares have been duly authorized and, when issued and duly delivered against payment therefor in accordance with the Plan and upon either (a) the countersigning of the certificates representing the Additional Shares by a duly authorized signatory of the registrar for the Company’s common stock, or (b) the book entry of the Additional Shares by the transfer agent for the Company’s common stock, will be validly issued, fully paid and non-assessable.

(2) When issued in accordance with the Rights Agreement, the Rights will constitute valid and binding obligations of the Company, except as may be limited by (a) applicable bankruptcy, insolvency, reorganization, fraudulent conveyance, moratorium and similar laws affecting the enforcement of creditors’ rights generally and (b) general principles of equity (regardless of whether considered in a proceeding in equity or at law), which may, among other things, deny rights of specific performance.

In rendering the opinion set forth in paragraph 2 above, we (i) express no opinion as to the determination that a court may make regarding whether the Company’s board of directors would be required to redeem or terminate, or take other action with respect to, the Rights or the Rights Agreement in the future based on the facts and circumstances existing at the time, (ii) have assumed that the members of the Company’s board of directors have acted in a manner consisted with their fiduciary duties as required under applicable law in approving and adopting the Rights Agreement, and (iii) have addressed the Rights and the Rights Agreement in their entirety, and we have not addressed whether the invalidity of any particular provision of the Rights Agreements of the Rights issued thereunder would result in invalidating the Rights in their entirety.

Our opinions are limited to matters governed by the Delaware General Corporation Law (including the applicable provisions of the Delaware Constitution and reported judicial decisions interpreting these laws), and we express no opinion as to the laws of any other jurisdiction. Our opinions do not extend to compliance with federal and state securities laws relating to the sale of securities. This opinion letter has been prepared in accordance with the customary practice of lawyers who regularly give opinion letters of this kind. This opinion letter shall be interpreted in accordance with the Legal Opinion Principles issued by the Committee on Legal Opinions of the American Bar Association’s Section of Business Law as published in 53 Bus. Law. 831 (May 1998) and the Statement on the Role of Customary Practice in the Preparation and Understanding of Third-Party Legal Opinions, 63 Bus. Law. 1277 (Aug. 2008).

We hereby consent to the filing of this opinion letter as an exhibit to the Registration Statement and to all references to our firm in the Registration Statement and any amendments thereto. Such consent shall not be deemed to be an admission that our firm is within the category of persons whose consent is required under Section 7 of the Act or the regulations promulgated pursuant to the Act.

Our opinions are as of the date hereof, and we do not undertake to advise you of matters that might come to our attention subsequent to the date hereof which may affect our opinions expressed herein.

Sincerely yours,

/s/ Smith, Anderson, Blount, Dorsett, Mitchell & Jernigan, L.L.P.

SMITH, ANDERSON, BLOUNT, DORSETT, MITCHELL & JERNIGAN, L.L.P.